March 20, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Robert Augustin and Ms. Jane Park

Re: Caring Brands, Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted February 11, 2025

CIK 0002020737

Dear Mr. Augustin and Ms. Park:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated February 26, 2025 (the “Comment Letter”) relating to the Amendment No. 3 to the draft registration statement on Form S-1, which was submitted to the Commission by Caring Brands, Inc. (the “Company” or “we”) on February 11, 2025.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated in bold.

We have also updated the Registration Statement on Form S-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted February 11, 2025

Prospectus Summary, page 1

1.	We note your revised disclosure in response to prior comment 1 relating to the prevalence rates of psoriasis and vitiligo treatments in India. Please revise here and elsewhere in the registration statement to disclose the estimated market sizes for the phototherapy, psoriasis and vitiligo treatments in India accordingly.

Response: As discussed with the Staff, the Company was not able to obtain statistics on the overall market size for the phototherapy market and the two conditions in India. For the information included in the Registration Statement, we have hyperlinked the articles and formalized the citations to allow a user to identify and review the sources. As per our discussions with the Staff, we have clarified which market we are discussing and confirmed that there can be no assurance that the Company’s products will be able to address the total market. We further confirm that no reports referred to in the Registration Statement were commissioned by the Company for inclusion. As per our call, please advise if you would like us to supplementally provide you with any of the articles.

Clinical Trials of Our Products, page 42

2.	We note your response to our prior comment 4 and reissue it in part. Please revise your characterization of your trials to discuss the data, such as explaining the pre and post-treatment averages in Trial 1, rather than drawing conclusions from the results.

Response: We acknowledge the comment and respectfully advise the Staff that we have revised the relevant disclosures to address the comment.

Research and Development and License Agreements, page 44

3.	We note your revised disclosure in response to prior comment 5, which we reissue in part. Please revise to clarify the current status of NOVODX’s patent applications, including whether NOVODX has submitted its patent applications.

Response: We acknowledge the comment and respectfully advise the Staff that we have revised relevant disclosures to include the following language:

“As of the date of this prospectus, NOVODX has not yet submitted any patent applications. NOVODX is in the process of preparing these applications and evaluating entry into specific jurisdictions.”

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised and updated Registration Statement.

Very truly yours,

By:	/s/ Glynn Wilson
Name:	Glynn Wilson
Chief Executive Officer